Exhibit (a)(1)(iii)

OFFER BY

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

TO PURCHASE FOR CASH UP
TO $20 MILLION OF ITS ISSUED AND OUTSTANDING SHARES OF
COMMON STOCK AT 95%
OF THE NET ASSET VALUE PER SHARE
AS OF DECEMBER 31, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 22, 2015
("EXPIRATION DATE"), UNLESS EXTENDED

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM
NUMBER OF SHARES BEING TENDERED, BUT IS
SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE OFFER TO PURCHASE
AND IN THE LETTER OF TRANSMITTAL.

December 22, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the materials listed below relating to the offer of Firsthand Technology Value Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the "Fund"), to purchase up to $20 million of its issed and outstanding shares of common stock, par value $0.001 (the "Shares") at a purchase price per share equal to 95% of the Fund's net asset value per share ("NAV") as of the close of ordinary trading on the NASDAQ Global Market on December 31, 2014, net to the seller in cash, without interest, upon the term and subject to the conditions set forth in the Offer to Purchase dated December 22, 2014 and the related Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the tender offer (the "Offer").

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Section 4, "Payment for Shares" of the Offer to Purchase. However, backup withholding at a 28% rate or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% (or lower treaty rate) withholding at the source may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 2, "Procedures for Tendering Shares," of the Offer to Purchase.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.  The Offer to Purchase dated December 22, 2014;

2.  The Letter of Transmittal for your use and to be provided to your clients;

3.  Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

4.  Notice of Guaranteed Delivery;

5.  Return envelope addressed to the Depositary.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Fund's Offer to Purchase under Section 2, "Procedures for Tendering Shares," tenders may be made without the concurrent deposit of Share certificates if (1) such tenders are made by or through an Eligible Guarantor (as defined in the Offer to Purchase); (2) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is delivered to the Depositary prior to 12:00 midnight, New York City time, on the Expiration Date; and (3) certificates for tendered Shares (or a Book-Entry Confirmation, as defined in the Offer to Purchase) together with a properly completed and duly executed Letter of Transmittal (or, in the case of book-entry transfer, an Agent's Message, as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after execution of a Notice of Guaranteed Delivery.

As described in the Offer, if more than $20 million of the Fund's outstanding Shares are duly tendered prior to the Expiration Date, the Fund will repurchase the tendered Shares on a pro rata basis upon the terms and subject to the conditions of the Offer.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund's Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

FIRSTHAND TECHNOLOGY VALUE
FUND, INC.

Kevin Landis
Chairman of the Board and Chief Executive Officer

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Firsthand Technology Value Fund, Inc. or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.